FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	November	2013
BlackBerry Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	Enterprise Customers in Germany Migrate to BlackBerry Enterprise Service 10	2.

Document 1

  NEWS RELEASE
November 13, 2013

FOR IMMEDIATE RELEASE

Enterprise Customers in Germany Migrate to BlackBerry Enterprise Service 10

Mitsubishi Motors Deutschland, Grohe AG and Südzucker AG count on BlackBerry 10

DUSSELDORF, GERMANY--Editors Note: There is a video associated with this press release.

BlackBerry(R) (NASDAQ:BBRY)(TSX:BB) today announced three German-based, enterprise customers have migrated to BlackBerry(R) Enterprise Service 10, BlackBerry's enterprise mobility management (EMM) solution. Mitsubishi Motors Deutschland, manufacturing giant Grohe AG and sugar producer Sudzucker AG have each installed BlackBerry's multi-platform EMM solution to provide superior security, control and management at the device and app level to their mobile deployments.

The BlackBerry enterprise solution has a strong market following in Germany with 50 percent of DAX companies testing or committed to using BlackBerry Enterprise Service 10, and around 90 percent of the Federal State Governments testing or committed to using BlackBerry Enterprise Service 10.

Mitsubishi Motors in Germany was looking for a solution to deliver high security and flexible device management. "We have been using BlackBerry smartphones for years, due to its excellent integration with the business environment and its sophisticated security architecture," said Thomas Lefeld, Manager IT/Organization, Mitsubishi Motors Deutschland GmbH. "BlackBerry consistently delivers the solutions we need - flexible device management and new all-touch and QWERTY smartphones for our employees, all combined with consistently high security levels that we can always trust."

Grohe AG is Europe's largest manufacturer of sanitary fittings, including kitchen and bathroom faucets/taps, and shower systems. The company deployed BlackBerry Enterprise Service 10 to have a single mobile device management system for all its devices. According to Jan-Peter Tewes, Senior Vice President of Global Marketing at Grohe AG, "Our mobile communication has improved dramatically through the use of the BlackBerry solution. The ability to quickly communicate securely over the phone, by email or BBM are key benefits BlackBerry brings to our teams. We are able to share confidential reports much more openly and quickly than we used to, which has reduced our development time for new products."

Sudzucker, with its sugar, special products, CropEnergies and fruit segments, is one of the leading companies in the food industry. Christian Begger, Head of ZAO/IT-AC Administration & IT-Controlling at Sudzucker AG commented, "With the introduction of BlackBerry Enterprise Service 10, we are able to adapt our Mobile Device Management architecture to our specific requirements. The BlackBerry solution is easily integrated into the infrastructure of Sudzucker AG and ensures maximum security. Thanks to the new generation of mobile devices, our mobile use efficiency can also be increased."

Markus Mueller, Managing Director for Germany at BlackBerry, highlighted that "with BlackBerry Enterprise Service 10, we are able to offer businesses a simple, secure and effective way to manage their fleet of devices, including iOS, Android and BlackBerry phones. We are also looking forward to offering our customers a whole new level of convenience when we launch our new EMM cloud services."

More than 25,000 BlackBerry Enterprise Service 10 commercial and test servers have been installed globally. The multi-platform EMM solution offers businesses mobile device management (MDM), mobile application management (MAM), security standards, and self-service capabilities for the end-user. The solution will also be available as a cloud service, satisfying the need for an easy to deploy, easy to manage and highly cost effective solution for smartphone and tablet management. For more information, visit www.blackberry.com/bes10.

To view the video associated with this press release, please visit the following link: www.youtube.com/watch?v=fiC-IVNBH9g.

About BlackBerry
A global leader in wireless innovation, BlackBerry(R) revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ:BBRY) and the Toronto Stock Exchange (TSX:BB). For more information, visit www.blackberry.com.

BlackBerry
Media Contact:
Carsten Titt
PR Manager Germany
(49) 211 97199646
ctitt@blackberry.com

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

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Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	November 13, 2013	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer